UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)
KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☑          Form 40-F   ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐          No   ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-                    .]

EXECUTION VERSION

SUPPLEMENTAL INDENTURE
Dated as of October 18, 2007
to the
INDENTURE
between
KOWLOON-CANTON RAILWAY CORPORATION
and
THE BANK OF NEW YORK
Trustee

     SUPPLEMENTAL INDENTURE, dated as of October 18, 2007 (the “Supplemental Indenture”), between:
1.	KOWLOON-CANTON RAILWAY CORPORATION, a statutory corporation duly organized and existing under the Kowloon-Canton Railway Corporation Ordinance (Chapter 372 of the laws of Hong Kong) (the “Corporation”), having its principal office at KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong; and

2.	THE BANK OF NEW YORK, a New York banking corporation, as Trustee (the “TRUSTEE”).
PRELIMINARY STATEMENT
     The Corporation and the Trustee are parties to an indenture dated as of March 16, 2000 (the “Indenture”), with respect to the 8% Notes due 2010 (the “Notes”). The Corporation and the Trustee desire to enter into this Supplemental Indenture to amend and restate the Indenture on the terms and conditions herein provided and in accordance with Section 9.02 of the Indenture.
     As contemplated by Section 9.02 of the Indenture, the Corporation has received the consent to enter into this Supplemental Indenture from the Holders of not less than 66-2/3% in aggregate principal amount of the outstanding Notes and the Corporation has caused to be delivered to the Trustee an Opinion of Counsel in accordance with Section 9.03 of the Indenture stating that the execution of this Supplemental Indenture is authorized or permitted by the Indenture.
     This Supplemental Indenture is a supplemental indenture to the Indenture.
     NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH:
     That, in consideration of the premises and the mutual agreements contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
          Section 1. Defined Terms. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned thereto in the Indenture.
          Section 2. Amendments. Subject to the receipt by the Trustee of this Supplemental Indenture, duly executed and delivered by each of the parties hereto, but with effect as of the date hereof:
          (A) In Section 5.01 of the Indenture, following the words “decree or order of any court” in the forth line thereof, the word “of” is deleted and replaced with the word “or”.

          (B) Section 5.01 (viii) of the Indenture is hereby amended and restated in its entirety as follows:
“if the Corporation shall dispose of, or attempt to dispose of, all or the majority of its assets or properties required for use in connection with the KCRC Railways (except pursuant to, in connection with, or as part of the Rail Merger Arrangements); or”.
          (C) Section 8.01 (i) of the Indenture is hereby amended and restated in its entirety as follows:
“in the case the Corporation shall consolidate with or merge into another Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, the Person formed by such consolidation or into which the Corporation is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Corporation substantially as an entirety (x) shall be a corporation, partnership or trust, (y) shall be organized and validly existing under the laws of Hong Kong and (z) shall, except pursuant to, in connection with, or as part of the Rail Merger Arrangements, expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of and any premium and interest on all the Securities and the performance or observance of every covenant of this Indenture on the part of the Corporation to be performed or observed;”.
          (D) In Section 8.01 (ii) of the Indenture, following the words “immediately after giving” in the first line thereof, the word “affect” is deleted and replaced with the word “effect”.
          (E) Section 8.01 (iii) of the Indenture is hereby amended and restated in its entirety as follows:
“if, as a result of any such consolidation or merger or such conveyance, transfer or lease (except as a result of, pursuant to, in connection with, or as part of the Rail Merger Arrangements), properties or assets of the Corporation would become subject to a Lien which would not be permitted by this Indenture, the Corporation or such successor Person, as the case may be, shall take such steps as shall be necessary effectively to secure the Securities equally and ratably with (or prior to) all indebtedness secured thereby;”.
          (F) In Section 8.01 (iv) of the Indenture, the last word “and” is deleted.
          (G) Section 8.01 (v) of the Indenture is hereby amended and restated in its entirety as follows:

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“the successor Person shall expressly agree to indemnify each Holder against any tax, assessment or governmental charge payable by withholding or deduction thereafter imposed on such Holder solely as a consequence of such transaction (except any transaction pursuant to, in connection with, or as part of the Rail Merger Arrangements) with respect to the payment of principal, interest and additional amounts under Section 10.05, if any, on the Securities; and”.
          (H) Section 8.01 (vi) of the Indenture is hereby amended and restated in its entirety as follows:
“the Corporation has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with this Article 8 and that all conditions precedent herein provided for relating to such transaction have been complied with (in each case after giving effect to the relevant supplemental indenture).”.
          (I) Section 8.02 of the Indenture is hereby amended and restated in its entirety as follows:
“Successor Substituted. Upon any consolidation of the Corporation with, or merger of the Corporation into, any other Person or any conveyance, transfer or lease of the properties and assets of the Corporation substantially as an entirety in accordance with Section 8.01 (except pursuant to, in connection with, or as part of the Rail Merger Arrangements), the successor Person formed by such consolidation or into which the Corporation is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Corporation under this Indenture with the same effect as if such successor Person had been named as the Corporation herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Securities.”.
          (J) Article 8 of the Indenture is amended by inserting the following new section:
Section 8.03. Rail Merger Arrangements. Notwithstanding any provision in this Indenture to the contrary, Sections 8.01 and 8.02 of this Indenture shall not apply to the Rail Merger Arrangements. Furthermore, for the avoidance of doubt, no Event of Default shall arise as a result of, or be caused by or in connection with the Rail Merger Arrangements.
          (K) The following new definition is inserted into Section 1.01 of the Indenture in correct alphabetical sequence:

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“Rail Merger Arrangements” means the granting by the Corporation of a service concession to MTR Corporation Limited (“MTRC”) to operate the Corporation’s rail and bus operations, the sale of certain rail-related assets, certain subsidiaries of the Corporation and certain property-related rights and interests of the Corporation to MTRC and any and all related arrangements or actions, carried out pursuant to, in connection with and/or as contemplated by (i) the Rail Merger Ordinance (Ordinance No. 11 of 2007) of Hong Kong, as amended from time to time; (ii) the subsidiary legislation in respect of the Rail Merger Ordinance (Ordinance No. 11 of 2007) of Hong Kong, as amended from time to time; (iii) the Merger Framework Agreement by and among MTRC, the Corporation and the Secretary for Transport and Housing and the Secretary for Financial Services and the Treasury for and on behalf of the Government of Hong Kong, dated August 9, 2007, as amended, supplemented or replaced from time to time; and/or (iv) the related transaction agreements entered into on August 9, 2007 (together with those transaction agreements which are required to be executed thereafter), as amended, supplemented or replaced from time to time.
Section 3. Miscellaneous.
          (A) Trustee Disclaimer. The recitals in this Supplemental Indenture shall be taken as statements solely of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Supplemental Indenture.
          (B) Certain Duties and Responsibilities of the Trustee. In entering into this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee, whether or not elsewhere herein so provided.
          (C) GOVERNING LAW. THIS SUPPLEMENTAL INDENTURE SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF NEW YORK.
          (D) Waiver of Immunity. The Corporation hereby represents that, with respect to its obligations, liabilities or any other matter arising out of or in connection with this Supplemental Indenture, neither it nor any of its properties or assets has, in Hong Kong or in any other jurisdiction, any right of immunity on the grounds of sovereignty or otherwise from any legal action or proceeding, from the giving of relief in any legal action or proceeding, from set off or counterclaim, from the jurisdiction of any court, in Hong Kong or in any other jurisdiction, from service of process upon it or any agent, from attachment prior to judgment in order to obtain satisfaction thereof, from attachment in aid of execution, or from execution or any other process for the enforcement of any judgment or other legal process, in any jurisdiction, and to the extent that the Corporation is or becomes entitled to any immunity as aforesaid in Hong Kong or in any other jurisdiction with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Supplemental Indenture, it does hereby and will irrevocably and unconditionally waive and agreed not to plead or claim any such immunity and

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consents to the giving of any relief in any legal action or proceeding and to execution or any other form of process for the enforcement of any judgment against it or its assets.
          (E) Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. Delivery of an executed counterpart of a signature page of this Supplemental Indenture by telecopy or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Supplemental Indenture.
          (F) Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.
          (G) Successors and Assigns. All covenants and agreements in this Supplemental Indenture by the Corporation shall bind its successors and assigns.
          (H) Separability Clause. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
          (I) Complete Agreement. This Supplemental Indenture and the Indenture, as amended hereby, set forth the entire understanding of the parties relating to the subject matter hereof and supersede and cancel any prior communications, understandings and agreements among the parties hereto.
          (J) Documents Otherwise Unchanged. Except as herein provided, the Indenture shall remain unchanged and in full force and effect, and each reference to the Indenture and words of similar import in the Indenture, and other documents shall be a reference to the Indenture, as amended hereby and as the same may be further amended, supplemented and otherwise modified and in effect from time to time.
[Remainder of page intentionally left blank]

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     IN WITNESS WHEREOF, the parties have caused this Supplemental Indenture to be duly executed by their respective officers thereunto duly authorized as of the day and year first above written.

KOWLOON-CANTON RAILWAY CORPORATION
By:	/s/ James Blake
	Name:	James Blake
	Title:	Chief Executive Officer

By:	/s/ Lawrence Li
	Name:	Lawrence Li
	Title:	Director-Finance

THE BANK OF NEW YORK
By:	/s/ Fernando Hutapea
	Name:	Fernando Hutapea
	Title:	Assistant Treasurer
Supplemental Indenture

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION
Date	18 October 2007	By	/s/ Jeffrey Cheung
		Name:	Jeffrey Cheung
		Title:	Deputy Director-Finance